October 23, 2013

VIA EDGAR AND BY COURIER

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:  Star Scientific, Inc.
Form 10-K for the fiscal year ended December 31, 2012

Filed March 18, 2013, File No. 001-15324
Comment Letter Dated July 11, 2013
Follow up Comment Letter Dated September 25, 2013

Dear Mr. Rosenberg:

This letter is in response to your follow up letter dated September 25, 2013, regarding our Form 10-K for the fiscal year ended December 31, 2012. Your comment is repeated below followed by our response.

Consolidated Financial Statements: Notes to Consolidated Financial Statements 8. Stockholder’s Equity, Page 58

Please refer to your response to our prior comment one. We do not believe your analysis of ASC 815-40-15-e and ASC 815-40-15-12 provides support that the Warrants are within the scope of ASC 480 and thus outside the Scope of ASC 815-40. Based on your July 25, 2013 response to us, you appear to have concluded that the Warrants did not fall into any of the three classes of freestanding financial instruments described in ASC 480-25, which suggested that you are not within the scope of ASC 480. Please provide us your analysis of paragraphs ASC 815-40-15-5 to 8 that supports whether or not the Warrants are indexed to your stock and, if the Warrants are indexed to your stock, provide us an analysis of paragraphs ASC 815-40-25-7 to 35 supporting that equity classification is appropriate.

We have reviewed the accounting requirements under ASC 480 and determined that the Warrants do not have any debt characteristics. Therefore we have continued our analysis under ASC 815-40 “Contracts in Entity’s Own Stock” in this response.

Accounting Analysis under ASC 815-40

ASC 815-40-15, Contracts in Entity’s Own Equity, Scope and Scope Exceptions paragraph 15-2 and 15-3 defines instruments applicable under this ASC subtopic.

Paragraph 15-2 states “The guidance in this subtopic applies to freestanding contracts that are indexed to, and potentially settled in, an entity’s own stock.”

The Warrants are freestanding by definition in paragraph 815-40-20 subpart b, indexed to our stock (based on the analysis of paragraphs 815-40-15-5 through 8 detailed below) and would be settled in the Company’s stock.

Paragraph 15-3 states “The guidance in this Subtopic does not apply to any of the following:

a.	Either the derivative instrument component or the financial instrument if the derivative instrument component is embedded in and not detachable from the financial instrument

This provision does not apply since the Warrant agreement does not contain any derivative component nor is there any embedded derivative component in the Warrants. However, there is no provision in the Warrant agreement that is detachable from the Warrant.

b.	Contracts that are issued to compensate employees

This provision does not apply since the Company does not issue warrants to employees.

c.	Contracts that are issued to acquire goods or services from nonemployees when performance has not yet occurred

This provision does not apply since none of the Warrants were issued by the Company as payment for goods or services from nonemployees.

d.	A written put option and a purchased call option embedded in the shares of a noncontrolling interest of a consolidated subsidiary if the arrangement is accounted for as a financing under the guidance beginning in paragraph 480-10-55

This provision does not apply since the Warrants do not contain any embedded put or call options and the Company does not have any noncontrolling interest of any entity.

e.	Financial instruments that are within the scope of Topic 480 (See paragraph 815-40-15-12).”

In our prior response we noted that the accounting treatment fit within the scope of Topic 480, but because the Warrants did not meet the criteria of debt as outlined in that Topic 480 we concluded that equity treatment for the Warrants was appropriate. Having demonstrated that the Warrants do not require liability treatment under Topic 480, it is necessary to also analyze whether the Warrants are indexed to the Company’s stock and whether equity treatment is appropriate under ASC 815-40. We have set forth that analysis in the remainder of this response.

Evaluating whether an instrument is Considered Indexed to an Entity’s Own Stock 815-40-15-5 to 8

We have considered all the requirements under paragraphs 15-5 to 15-8 and have concluded that our fixed priced warrant contract meets the definition of being indexed to our own stock, specifically under paragraph 7C, included below for reference. The warrants derive their overall economic value from the difference between the price of the company’s stock and the contracted fixed strike price settlement amount, although the value to the Company is set in that the Warrants have established strike prices that do not vary with changes in the price of the Company’s stock.

15-7C provides that “An instrument (or embedded feature) shall be considered indexed to an entity's own stock if its settlement amount will equal the difference between the following:

a.  fair value of a fixed number of the entity's equity shares

b.  A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

For example, an issued share option that gives the counterparty a right to buy a fixed number of the entity's shares for a fixed price or for a fixed stated principal amount of a bond issued by the entity shall be considered indexed to the entity's own stock.”

Based on the discussion above, we analyze whether the Warrants constitute “contracts in equity” based on the criteria set forth in 815-40-25-7 to 35 as provided below.

Recognition section of “Contracts in Entity’s own Equity” 815-40-25

Additional Conditions Necessary for Equity Classification

25-7 Contracts that include any provision that could require net cash settlement cannot be accounted for as equity of the entity (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash (as discussed in the following two paragraphs and paragraphs 815-40-55-2 through 55-6).

25-8 Generally, if an event that is not within the entity's control could require net cash settlement, then the contract shall be classified as an asset or a liability. However, if the net cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification is not precluded.

25-9 This Subtopic does not allow for an evaluation of the likelihood that an event would trigger cash settlement (whether net cash or physical), except that if the payment of cash is only required upon the final liquidation of the entity, then that potential outcome need not be considered when applying the guidance in this Subtopic.

25-10 Because any contract provision that could require net cash settlement precludes accounting for a contract as equity of the entity (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in the preceding two paragraphs and paragraphs 815-40-55-2 through 55-6), all of the following conditions must be met for a contract to be classified as equity:

a.	Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.

The warrant contract permits the Company to settle in unregistered shares. While we have agreed to use our best efforts to register the shares, there is no provision in the Warrants that requires settlement to occur only in registered shares and there is no cash penalty or payment provision if the Company is not successful in registering the shares.

b.	Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

The Company has never issued Warrants without having sufficient authorized and unissued shares at the time of issuance and has reserved shares specifically to cover any warrant exercises. At the time the Warrants are exercised, shares are available for immediate delivery to the counterparty. Our warrant contract contains representations to this effect.

c.	Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The warrant contract fixes the number of shares to be issued. Under no circumstances are the shares variable or indeterminable.

d.	No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC).

The warrant contract contains no penalty terms nor does it require any cash payment for failure to timely make any filings.

e.	No cash-settled top-off or make-whole provisions.

The warrant contract contains no terms, guarantees or requirement of any kind to make cash payments for top offs or make-whole provisions.

f.	No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Warrant holders do not have any rights higher than shareholders. In fact, warrant holders have no voting rights in the Company’s securities or other rights as a shareholder.

g.	No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.

The warrant contract requires no collateral to be posted by the Company at any point or for any reason.

The Company has considered all of the requirements in paragraphs 25-7 to 25-10, and as further explained in paragraphs 25-11 to 25-35. The Company’s Warrants have no provisions for net cash settlement under any circumstances. The Warrants only settle in shares of the Company stock (i.e. physical settlement in return for the payment of the strike price). In completing our analysis, the Company has assessed all the additional requirements for equity treatment summarized in paragraph 25-10 as discussed above.

Conclusion

Based on our assessment of the accounting requirements under ASC 815-40 we conclude our warrants have no net cash settlement provisions and meet all the additional requirements for equity treatment as detailed above. Accordingly, the Company’s Warrants are accounted for as equity instruments.

***

In response to the Commission’s letter, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or if I can be of additional assistance please do not hesitate to contact me at 804-527-1970.

Very truly yours,

/s/ Park A. Dodd, III

Park A. Dodd, III
Chief Financial Officer